November 2012 Pricing Sheet dated November 16, 2012 relating to Preliminary Terms No. 434 dated November 14, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities
Enhanced Trigger Jump Securities Based on a Basket of Two Equity Indices and Three Exchange-Traded Funds due November 21, 2016
PRICING TERMS – NOVEMBER 16, 2012
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,945,500
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	November 16, 2012
Original issue date:	November 21, 2012 (3 business days after the pricing date)
Maturity date:	November 21, 2016
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	40%	1,359.88	0.002941436
	Russell 2000® Index (the “RTY Index”)	RTY	20%	776.28	0.002576390
	iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	10%	$40.41	0.024746350
	iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	20%	$52.09	0.038395085
	iShares® FTSE China 25 Index Fund (the “FXI Shares”)	FXI	10%	$35.76	0.027964206

We refer to the EEM Shares, the EFA Shares and the FXI Shares, collectively, as the underlying shares, the SPX Index and the RTY Index as the underlying indices and, together with the underlying shares, as the basket components.  Bloomberg ticker symbols are being provided for reference purposes only.

Payment at maturity:	$10 + basket return amount. This payment may be greater than, equal to or less than the stated principal amount.
Basket return amount:
If the final basket value is greater than the downside threshold value, the basket return amount will equal:
$10 × [the greater of (i) the basket percent change and (ii) the fixed percentage]
If the final basket value is less than or equal to the downside threshold value, the basket return amount will equal:
$10 × the basket percent change
In this scenario, the payment at maturity will be significantly less than the stated principal amount and could be zero.  There is no minimum payment at maturity on the securities.

Fixed percentage:	21.6% per security
Basket value:
The basket value on any day is the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such date.

Basket component closing value:
In the case of each of the underlying indices, the index closing value as published by the index publisher.  In the case of each of the underlying shares, the closing price of one underlying share times the applicable adjustment factor.

Downside threshold value:	7, which is 70% of the initial basket value
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Basket percent change:	(final basket value – initial basket value) / initial basket value
Initial basket value:
10, which is equal to the sum of the products of (i) the index closing value or share closing price, as applicable, of each basket component on the pricing date and (ii) the multiplier for such basket component on the pricing date, each as set forth in the table under “Basket—Initial basket component value” above

Final basket value:	The basket value on the valuation date.
Multiplier:
The initial multiplier for each basket component was set on the pricing date based on such basket component’s respective initial basket component value, so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the securities.  See “Basket—Multiplier” above.

Adjustment factor:	With respect to each of the underlying shares, 1.0, subject to adjustment for certain events affecting such underlying shares.
Valuation date:	November 16, 2016, subject to adjustment for index non-business days, non-trading days and certain market disruption events
CUSIP:	61761H756
ISIN:	US61761H7567
Listing:	The securities will not be listed on any securities exchange.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$10	$0.30	$9.70
Total	$2,945,500	$88,365	$2,857,135
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” on page 25 of the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for LASERS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by promoted by either of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and  the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 434 dated November 14, 2012
Product Supplement for LASERS dated August 17, 2012  Index Supplement dated November 21, 2011  Prospectus dated November 21, 2011
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.